Exhibit 99.1

ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

___________________________

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) to be held at 15:00, Israel time, on January 6, 2016 at the Company's offices at Europark Yakum, France Building, Yakum, Israel. The purpose of the Meeting is to approve the terms of office and employment of Mr. Israel Yaniv, the Chief Executive Officer of the Company.

The Company's Board of Directors (the "Board") recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than 4 hours prior to the Meeting. ADS holders should return their proxies by the date set forth on the form of proxy. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange you may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Thank you for your continued cooperation.

Very Truly Yours,

Avigdor Kaplan

Chairman of the Board of Directors

Yakum, Israel

December 2, 2015

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ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

___________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) will be held at 15:00, Israel time, on January 6, 2016 at the Company's offices at Europark Yakum, France Building, Yakum, Israel in order to adopt the following resolutions or to consider the following items:

  To approve the terms of office and employment of Mr. Israel Yaniv, the Chief Executive Officer of the Company.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on December 7, 2015 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than 4 hours prior to the Meeting. ADS holders should return their proxies by the date set forth on the form of proxy. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Shareholders are allowed to apply in writing, through the Company, to other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company's offices at the address above. Such Position Notices must be in the possession of the Company by December 25, 2015.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

By Order of the Board of Directors,

Avigdor Kaplan

Chairman of the Board of Directors

Yakum, Israel

December 2, 2015

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ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

___________________________

PROXY STATEMENT

For the Special General Meeting of Shareholders

to be held on January 6, 2016

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by BNY Mellon (“BNY”), of Alon Blue Square Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Special General Meeting of Shareholders (the “Meeting”), to be held on January 6, 2016 at 15:00 (Israel time) at the offices of the Company, Europark Yakum, France Building, Yakum, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following resolutions or to consider the following items:

  To approve the terms of office and employment of Mr. Israel Yaniv, the Chief Executive Officer of the Company.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the Meeting (by the date set forth on the form of proxy in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

The Board of Directors of the Company is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about December 9, 2015. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Only shareholders and ADR holders of record at the close of business on December 7, 2015 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting. At the close of business on November 25, 2015, the Company had outstanding 65,954,427 Ordinary Shares (excluding 207,433 Ordinary Shares held by the Company as treasury shares), each of which is entitled to one vote for each of the matters to be presented at the Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy shall constitute a quorum regardless of the number of shares represented.

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The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting at the Meeting is required to approve the proposal above, provided that one of the following applies:

(i) such majority vote at the Meeting includes at least a majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Israeli Companies Law) and do not have a personal interest in the approval, participating in the voting at the Meeting in person or by proxy, vote in favor of the proposal without taking abstentions into account; or

(ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

However, the Israeli Companies Law provides that the Compensation Committee and the Board may, in special cases, approve the CEO's terms of office and employment even if the Company's shareholders did not approve such terms, provided the Compensation Committee and the Board provide detailed reasons for doing so and after considering, inter alia, the shareholders' rejection of the approval.

For this purpose, “personal interest” is defined under the Israeli Companies Law of 1999 (the “Companies Law”) as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder's spouse, siblings, parents, grandparents, descendants, and spouse's descendants, siblings, and parents, and the spouse of any of the foregoing ); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Abstentions will be treated as neither a vote “for” nor “against” the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

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Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of November 25, 2015, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd. ("Alon"). (2) Alon Retail Ltd. (3) Menorah Mivtachim Holdings Ltd. (4) Directors and Officers of the Company as a group(5)	47,957,264 30,604,303 4,379,830 0(5)	72.71% 46.40% 6.64% 0%

______________

(1)	The percentage of outstanding Ordinary Shares is based on 65,954,427 Ordinary Shares outstanding as of November 25, 2015 (excluding 207,433 Ordinary Shares held by the Company as treasury shares).

(2)	Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail Ltd. described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd..

(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 48.21% (excluding shares held by Alon as treasury shares) by eight collective acquisition entities of kibbutzim in Israel and approximately 51.79% (excluding shares held by Alon as treasury shares) are held together by Bielsol Investments (1987) Ltd. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, and Gara, Boaz and Iftah Biran, and which is controlled by Advocate Shraga Biran who holds all of the voting rights in Shibag Ltd. through a direct holding in 85% of the shares that grant voting rights in Shibag Ltd. (“Voting Shares in Shibag”) and through a power of attorney relating to voting rights for the other 15% of the Voting Rights in Shibag held by Mr. Boaz Biran), holding 79.4% of the capital and voting rights of Bielsol Investments (and is the controlling shareholder of Bielsol Investments), and Advocate Shraga Biran is the controlling shareholder of Shibag Ltd.; D.B.W Investments Ltd. (a company owned and controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments; Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company owned and controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(4)	The shares are held by subsidiaries of Menora Mivtachim Holdings Ltd. (“Menora Holdings”), as follows: Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Shomera Insurance Company Ltd, and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Holdings is an Israeli company, publicly traded (listed on the Tel Aviv stock exchange). Approximately 61.9% of Menora Holdings outstanding shares are held by Najaden Establishment and Palamas Establishment, foreign corporations, incorporated in Vaduz, Liechtenstein. These corporations are held in trust for the heirs of the late Mr. Gurevitch, Ms. Tali Griffel and Ms. Niva Gurevitch.and the heirs by will of the deceased Mr. Menachem Gurevitch are the sole beneficiaries. The remaining of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Finance Ltd. and Shomera Insurance Company Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Mutual Funds Ltd. is a wholly owned subsidiary of Menora Mivtachim Finance Ltd. (which is wholly owned by Menora Holdings). Part of the shares reported are owned by Menora Holdings via Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Gemel Ltd. and Menora Mutual Funds Ltd. on behalf of members of the public (customers which the above-mentioned companies are investing on behalf of) through various financial instruments, such as, among others, provident funds, mutual funds, pension funds and insurance policies. Each of the above-mentioned companies makes independent voting and investment decisions. As of November 25, 2015, the ordinary shares beneficially held by Menora are held through the following: (i) Pension and Provident Funds – 3,329,109 ordinary shares; (ii) Insurance Policies – 1,050,721 ordinary shares.

(5)	Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Israel Oil Company Ltd. or Alon Retail Ltd.

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ITEM 1 – APPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF MR. ISRAEL YANIV, THE CHIEF EXECUTIVE OFFICER OF THE COMPANY.

On August 13, 2015 (the "Effective Date"), the Company announced the appointment of Mr. Israel Yaniv, who served as the chief executive officer ("CEO") of the Company's subsidiary, Dor Alon Energy in Israel (1988) Ltd. ("Dor Alon") from 2000 until 2015. Prior to serving as CEO of Dor Alon, Mr. Yaniv served as CEO of Supergaz Ltd.

The Companies Law requires that the terms of office and employment of the Company’s CEO be approved by the Company’s Compensation Committee, the Board and a special majority of the shareholders of the Company subject to an exception as detailed below.

In addition to serving as CEO of the Company, it is expected that Mr. Yaniv will also serve as a part-time employee of Alon in other functions within the Alon Group (i.e., Alon and/or its subsidiaries, affiliates, and affiliates of its subsidiaries), in a scope of work not exceeding 50% employment, including as the chairman of the board of directors of Dor Alon (in the framework of management services Alon provides Dor Alon in accordance with a management agreement between the parties). That said, the Company is not party to any agreement relating to Mr. Yaniv's engagement with any other member of the Alon Group.

The following are the principal terms of office and employment of Mr. Israel Yaniv as CEO of the Company, as approved by the Compensation Committee on November 25, 2015 and by the Board on November 26, 2015:

Term. Term of employment will commence as of the Effective Date and will continue indefinitely until terminated by either the Company or Mr. Yaniv.

Termination. Either the Company or Mr. Yaniv may terminate the engagement at any time upon providing three month advance written notice (the "Notice Period") unless Mr. Yaniv's employment is terminated under circumstances entitling the Company to dismiss him without payment of any or partial severance pay in connection with such dismissal under applicable law or as detailed in the employment agreement between the parties ("Dismissal for Cause"). During such Notice Period, Mr. Yaniv will continue to be employed by the Company unless otherwise instructed.

Salary. Gross monthly salary is NIS 52,600 (the "Salary"), updated every three months based on changes to CPI, provided that no given monthly Salary will be in an amount which is less than a previous monthly Salary as a result of fluctuations in the CPI.

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Social Benefits. Entitlement to social benefits in accordance with the Company's compensation policy for officers and directors (the "Compensation Policy"), such as recuperation pay (dmei havraa), pension insurance, education fund, 18 annual sick days, food and lodging expenses, maintenance of mobile phone and internet, subscription to a newspaper, and holiday gifts.

Vacation Days. Entitlement to 25 annual vacation days.

In this regard, the Compensation Policy limits annual vacation days for Company employees to 22 days. Therefore, entitlement to 25 annual vacation days may be deemed a deviation from the Compensation Policy. As part of the shareholder approval of Mr. Yaniv's terms of office and employment, the shareholders will also approve this deviation from the Compensation Policy because (i) Mr. Yaniv was entitled to 25 annual vacation days as part of his terms of employment as CEO of Dor Alon, and the Company would like to maintain this benefit for Mr. Yaniv and (ii) the deviation is immaterial and negligible.

Cash Bonus. Mr. Yaniv will be entitled to receive an annual cash bonus amount as determined by the Compensation Committee and the Board, in their discretion, subject to the provisions of the Compensation Policy.

Car Usage. The Company gives Mr. Yaniv access to a type and level of vehicle as is customary for a CEO in the Alon Group. The Company will incur the cost of car usage and maintenance and tax gross up for the car .It is intended that Mr. Yaniv will continue to use the car which he used while serving as CEO of Dor Alon, which is owned by Dor Alon. The Company will pay for ongoing car expenses, such as insurance and license expenses, and will pay Dor Alon for depreciation on account of usage of the car (according to Israel Tax Authority regulations), all subject to approval by Dor Alon.

Severance Pay. In the event of cessation of employment for any reason (other than in cases of Termination for Cause), Mr. Yaniv will be entitled to severance pay in an amount equal to the last monthly Salary paid multiplied by the number of years employed by the Company (minus the sums accumulated in the pension insurance).

Adjustment Period. In addition to the other terms of office and employment, including the Notice Period, in the event of cessation of employment for any reason (other than in cases of Termination for Cause), Mr. Yaniv will be entitled to an adjustment period payment in an amount equal to six monthly Salaries (the "Adjustment Period"), including corresponding social benefits and use of car in this period. In the event Mr. Yaniv will be employed by a third party (including in a new and different position within the Alon Group) during the Adjustment Period, the Adjustment Period will be shortened and end on the date of commencement of employment by such third party, and in this case he will be entitled to the remaining Salary (without corresponding social benefits and use of car) for the remaining of the Adjustment Period as a lump sum.

In this regard, the Compensation Policy permits an adjustment period payment to the Company's CEO equal in scope to the Adjustment Period, provided that such payment is approved upon cessation of employment and is in accordance with the parameters set forth in the Compensation Policy. As part of the shareholder approval of Mr. Yaniv's terms of office and employment, the shareholder will also approve a deviation from the Compensation Policy by approving the Adjustment Period in advance upon employment and not upon cessation of employment (and without considering the parameters set forth in the Compensation Policy) in light of Mr. Yaniv's expertise and experience, and in order to maintain Mr. Yaniv's the terms of employment to which Mr. Yaniv was entitled to as CEO of Dor Alon.

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Change of Control. A change of control event whereby Alon is no longer the controlling shareholder of the Company will be considered a dismissal event entitling Mr. Yaniv to applicable benefits under his terms of office and employment as in the case of dismissal.

Non-Compete and Confidentiality. Terms of office and employment include customary non-compete and confidentiality provisions.

Insurance, Exemption, and Indemnification. Pursuant to the employment agreement between the parties, Mr. Yaniv will be insured under the Company's D&O insurance policy and will receive an exemption and indemnification letter, or solely an indemnification letter, to the extent approved by the Company pursuant to applicable law. Mr. Yaniv will be entitled to receive a letter of exemption and indemnification in the form approved by the Company's shareholders on June 12, 2008.

Compensation Committee and Board Rationales for Approval of Terms of Employment

•	In determining the terms of office and employment for Mr. Yaniv, the Company considered his education, qualifications, expertise, professional experience, achievements, and other managerial positions he held, including as CEO of Dor Alon. Mr. Yaniv has in depth knowledge of the Company's field of business and his service as CEO has great importance to the Company's operations, particularly in light of future challenges facing the Company.

•	In determining the compensation for Mr. Yaniv, the Company took into account Mr. Yaniv's previous terms of employment as CEO of Dor Alon, and the fact that he will likely serve in other functions within the Alon Group. In this regard, it should be noted that the Company will pay only half of the previous cost of employment of Mr. Yaniv as CEO of Dor Alon, although his principal function for Alon is to serve as chairman of Dor Alon, which serves the Company's interests in overseeing its subsidiaries. This results in significant savings for the Company.

•	An analysis and comparison between Mr. Yaniv's terms of office and employment and the average cost of employment of the Company's employees was performed, which showed that the ratio between the cost of Mr. Yaniv's terms of employment and the average and median cost of employment of the Company's employees is approximately 1:6 and 1:7.15, respectively, and the Compensation Committee and Board do not believe that Mr. Yaniv's terms of office employment will negatively affect labor relations within the Company.

•	Consistent with a comparative analysis presented to the Compensation Committee and the Board, Mr. Yaniv's terms of office and employment are reasonable and generally consistent with the terms of office and employment of CEOs in companies comparable to the Company, and are consistent with the guidelines set forth in the Compensation Policy.

•	The terms of office and employment of Mr. Yaniv conforms the Company's Compensation Policy. With respect to the Adjustment Period and the vacation days, the Compensation Committee and the Board determined that there are justified reasons for a certain deviation from the Compensation Policy, as described above.

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•	Given that Mr. Yaniv is employed by Alon, the Company's controlling shareholder, approval of his terms of office and employment may be deemed a transaction in which a controlling shareholder has personal interest. However, Mr. Yaniv's terms of office and employment do not constitute an extraordinary transaction, are in the ordinary course of business, are on market terms, and are not expected to materially affect the Company's profitability, its assets, or obligations. This classification was also approved by the Company's Audit Committee according to the Israeli Companies Law, which also approved the terms of office and employment.

In light of the above, the Compensation Committee and Board determined that the terms of office and employment of Mr. Yaniv are beneficial to the Company and are reasonable under the circumstances.

The Israeli Companies Law requires that approval of CEO terms of office and employment be approved by the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting at the Meeting is required to approve the proposal above, provided that one of the following applies:

(i) such majority vote at the Meeting includes at least a majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Israeli Companies Law) and do not have a personal interest in the approval, participating in the voting at the Meeting in person or by proxy, vote in favor of the proposal without taking abstentions into account; or

(ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

However, the Israeli Companies Law provides that the Compensation Committee and the Board may, in special cases, approve the CEO's terms of office and employment even if the Company's shareholders did not approve such terms, provided the Compensation Committee and the Board provide detailed reasons for doing so and after considering, inter alia, the shareholders' rejection of the approval.

Additionally, for purposes of clarification, shareholder approval of the provisions of Mr. Yaniv's employment agreement with respect to vacation time and Adjustment Period payment shall constitute shareholder approval for the deviation from the Compensation Policy as described above.

The Compensation Committee and Board of Directors recommends a vote FOR approval of the terms of office and employment of Mr. Israel Yaniv, the CEO of the Company commencing the Effective Date.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the terms of office and employment of Mr. Israel Yaniv, the CEO of the Company commencing the Effective Date.”

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Avigdor Kaplan

Chairman of the Board of Directors

Dated: December 2, 2015

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83752 Alon Blue Square VIF
Proof 2

Special General Meeting of Shareholders of Alon Blue Square Israel Ltd.

Date: January 6, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

	For	Against	Abstain
1. To approve the terms of office and employment of Mr. Israel Yaniv, the Chief Executive Officer of the Company.	☐	☐	☐
	Yes	**No**	
1A Are you a controlling shareholder in the Company or do you have a personal interest in the approval of the proposal? (Response required for vote to be counted)	☐	☐	

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here
____________________ Please Date Above

____________________ Please Sign Here
____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. →

Special General Meeting of Shareholders of Alon Blue Square Israel Ltd. to be held January 6, 2016 For Holders as of December 7, 2015

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time December 29, 2015.

PROXY TABULATOR FOR
ALON BLUE SQUARE ISRAEL LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2015 Mediant Communications Inc. All Rights Reserved

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83752 Alon Blue Square VIF Proof 2

Alon Blue Square Israel Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on December 29, 2015)

The undersigned registered owner of American Depositary Shares ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Alon Blue Square Israel Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **December 7, 2015** at the **Special General Meeting** of the Shareholders of Alon Holdings Blue Square Israel Ltd. to be held at their executive offices on **January 6, 2016** or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

PROXY TABULATOR FOR
ALON BLUE SQUARE LSRAEL LTD.
P.O. Box 8016
CARY, NC 27512-9903

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